Delana Winston · 3rd in

Yes Chef app inc

Chief Marketing Officer at Yes Chef app inc

Charlotte, North Carolina, United States · 228 connections ·

Contact info

Experience

Chief Marketing Officer
Yes Chef app inc · Full-time
Nov 2020 – Present · 1 mo

Branding Coach
MDH Branding
Jan 2019 – Present · 1 yr 11 mos



Membership Manager
Harvey B. Gantt Center for African-American Arts + Culture
Jul 2018 – Jan 2019 · 7 mos
Charlotte, North Carolina Area



Education Program Coordinator
MHI - The Industry That Makes Supply Chains Work
Apr 2016 – Jul 2018 · 2 yrs 4 mos
Charlotte, North Carolina Area



Member Services Manager

Freedom Health & Optimum HealthCare

Jul 2008 – Aug 2015 · 7 yrs 2 mos

Columbia, South Carolina Area

Education



University of Phoenix

Bachelor of Business Administration (BBA)

2011 – 2015

Skills & endorsements

Business Process Improvement · 1

Anupam Berry Bose has given an endorsement for this skill

Client Relations · 1

Carlos V. Davis has given an endorsement for this skill

Operations Management

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